Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: bclark@caneclark.com

VIA EDGAR

June 23, 2010

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-3561

Re:           General Automotive Company

Dear Ms. Cvrkel:

We write on behalf of General Automotive Company (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated May 26, 2010 by Linda Cvrkel, Branch Manager of the Division of Corporate Finance commenting on the Company’s Form 10-K for the year ended December 31, 2009, filed April 15, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Management’s Discussion and Analysis or Plan of Operation – Form 10-K

Liquidity and Capital Resources, page  5

1.
Generally, liquidity should be discussed on both a long-term and short-term basis.  See Item 303 of Regulation S-K.  In light of the continuing working capital deficit and going concern uncertainty, discuss the sufficiency of the Company’s resources to satisfy its ongoing cash requirements for the next twelve months and on a long-term basis considering potential acquisitions and joint venture agreements as described in your notes to the financial statements.  Also, please describe the adverse consequences to your business in the event you are unable to raise additional capital.

Response.  The Company has amended its Form 10-K, initially filed April 15, 2010, disclosure regarding Liquidity and Capital Resources in response to this comment.

Linda Cvrkel
June 23, 2010

Note 10.  Stock Warrants and Options, page 18

2.
We note the diverse assumptions for volatility, risk-free rates, and expected lives used in the Black Scholes option pricing model for purposes of valuing the Company’s stock based compensation grants.  Supplementally advise us and expand your disclosure to explain in further detail how you determined the volatility, risk free interest rates and expected lives used in valuing your various stock based compensation grants.  Also, please tell us and explain in the notes to your financial statements the specific grant to which the various assumptions used relate.  We may have further comment upon reviewing your response.

Response.  The Company has amended its financial statements included in its Form 10-K filing of April 15, 2010, at Note 5, section titled “Stock Warrants and Options” in response to this comment.

Form 10-Q for the period ended March 31, 2010

Note 7, Acquisition Event

3.
Based on the information provided in Form 8-K filed February 5, 2010, on February 3, 2010, you entered into an Asset Purchase Agreement with SPEC to acquire the assets of SPEC for $2,065,000 cash and common stock equivalents of $750,000.  The transaction was scheduled to close on or before April 15, 2010.  Based on the information included in Form 10-Q for the period ended March 31, 2010, it appears that this may be an acquisition of a business, and there is no discussion regarding the status of closing of the transaction.  In light of the materiality of the consideration, supplementally advise us and expand your disclosure in future filings to provide further details regarding the terms of the transaction and your accounting for it as an acquisition of a business versus an acquisition of assets.  As part of your response and future disclosures, please provide an update regarding the status of the transaction.  We may have further comment upon reviewing your response.

Response.  The Company has amended its Form 10-Q disclosure, filed May 17, 2010, regarding the state of the S.P.E.C., Inc. transaction in response to this comment.

Linda Cvrkel
June 23, 2010
Page 3of 3

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information.

Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark, Esq.

BRC:jdp
Enclosure (Acknowledgment by the Company)